Exhibit 99.3
FOR IMMEDIATE RELEASE — JULY 16, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD.
(TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. GRANTS STOCK OPTIONS
Petroflow Energy Ltd. (“Petroflow”) announces it has granted an aggregate of 292,000 options to its officers and employees pursuant to Petroflow’s existing Stock Option Plan effective July 10, 2008. Of the 292,000 options granted, an aggregate of 69,800 options were granted to employees (other than officers) of Petroflow and an aggregate of 222,200 options were granted to the officers of Petroflow. Each option entitles the holder to acquire one common share of Petroflow at an exercise price of $7.08 expiring 5 years from the date of the grant. The options vest as to 1/3 on the date of the grant, with an additional 1/3 vesting on each of the first and second anniversary of the date of the grant.
Concurrently, Petroflow announces that it has agreed to award each of the directors 20,000 shares of the Company effective July 10, 2008 as compensation for past and ongoing services for a total of 100,000 shares also at a price of $7.08 per share. These shares will be issued in two tranches of 50,000 shares each over the next ten days.
About Petroflow Energy Ltd.:
Petroflow is an independent oil and natural gas company engaged in exploration, development and production of hydrocarbon reserves primarily in the mid-continent region. Additional information about Petroflow can be found at the Company’s website: http://www.petroflowenergy.com.
For further information, please contact:
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
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for the adequacy or accuracy of this news release.